Exhibit 99.1

STANDBY GUARANTEE AGREEMENT

THIS AGREEMENT made the 17th day of February, 2015.

BETWEEN:

MOUNTAIN PROVINCE DIAMONDS INC., a company existing under the laws of the Province of Ontario

(the "Company")

AND:

DERMOT DESMOND, an individual resident at Crans-Montana, Switzerland

(the "Standby Guarantor")

RECITALS:

A.	The Company intends to carry out an offering of Rights to the holders of record of its Common Shares in the Qualifying Jurisdictions pursuant to a Rights Offering Circular; and

B.	The Standby Guarantor has agreed to act as guarantor of the Rights Offering and to purchase 100% of the Rights Shares that are not otherwise purchased under the Rights Offering, on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Article 1
DEFINITIONS

In this Agreement, including the Recitals hereto:

"Additional Subscription Privilege" has the meaning given in Section 2.2;

"Basic Subscription Privilege" has the meaning given in Section 2.1;

"Business Day" means any day, other than a Saturday or a Sunday, upon which banks are open for business in the City of Toronto, Ontario;

"Circular Amendment" means any amendment to the Rights Offering Circular;

"Closing" has the meaning given in Section 8.1;

"Closing Date" means that day which falls ten (10) Business Days following the Rights Expiry Date or such earlier date after the Rights Expiry Date as is practicable and as agreed between the Company and the Standby Guarantor;

"Closing Time" has the meaning given in Section 8.1 of this Agreement;

"Commissions" means the provincial securities commission or other regulatory authority in the Filing Jurisdictions;

"Common Shares" means common shares in the capital of the Company;

"Compensation Shares" has the meaning given in Section 3.5 of this Agreement;

"Disclosure Record" means all prospectuses, information circulars, annual information forms, financial statements, management's discussion and analysis, press releases, material change reports and other public documents filed by or with respect to the Company with applicable Commissions;

"Exchange" means the Toronto Stock Exchange;

"Filing Jurisdictions" means each of the provinces of Canada, with the exception of Quebec;

"Governmental Entity" means any:

(a)	multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court commission, board, bureau, agency or instrumentality, domestic or foreign;

(b)	any subdivision or authority of any of the foregoing; or

(c)	any quasi-governmental or private body exercising a regulatory, expropriation or taxing authority under or for the account of any of the above;

"Laws" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, instruments, policies, guidelines, and general principles of common law and equity, binding on or affecting the Person referred to;

"Material Adverse Change" means any change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), capital, operations, or results of operations of the Company and its subsidiaries on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to the Company;

"Misrepresentation" means

(a)	a "misrepresentation" as defined in Section 1(1) of the Securities Act; or

(b)	as to any document, any untrue statement of a material fact or omission to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

"NI 45-101" means National Instrument 45-101 – Rights Offerings of the Canadian Securities Administrators;

"Non-Qualifying Jurisdiction" means any jurisdiction other than the Qualifying Jurisdictions;

"Person" means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, association, trust, estate, custodian, trustee, executor, administrator, nominee or other entity or organization, including (without limitation) a Governmental Entity or political subdivision or an agency or instrumentality thereof;

"Qualifying Jurisdictions" means the Filing Jurisdictions, those states in the United States where an exemption from the applicable state securities laws is immediately available and such other jurisdictions outside Canada and the United States where it is lawful to mail the Rights Offering Circular and the certificates representing the Rights to Shareholders resident therein;

"Record Date" means the record date for the purpose of the Rights Offering that will be established by the Company in the Rights Offering Circular;

"Regulatory Authorities" means the Commissions and the Exchange;

"Rights" means the transferable rights that will be distributed to each Shareholder on the Record Date to subscribe for Rights Shares at the Subscription Price under the Rights Offering;

"Rights Expiry Date" has the meaning given in section 2.1 of this Agreement;

"Rights Expiry Time" means 5:00 p.m. (Toronto time) on the Rights Expiry Date;

"Rights Offering" means the offering by the Company of the Rights undertaken in accordance with Article 2;

"Rights Offering Circular" means, collectively, the rights offering circular sent to Shareholders in respect of the Rights Offering, and any Circular Amendment thereof;

"Rights Shares" means the Common Shares which may be issued on exercise of the Rights;

"Securities" means the Rights, the Rights Shares and the Standby Shares;

"Securities Act" means the Securities Act (Ontario), as amended;

"Securities Laws" means all applicable securities Laws of each of the Qualifying Jurisdictions and the applicable rules of the Exchange;

"SEDAR" means the System for Electronic Document Analysis and Retrieval (SEDAR) as further described in National Instrument 13-101 of the Canadian Securities Administrators;

"Shareholder" means a holder of record of Common Shares of the Company;

"Standby Fee" has the meaning given in Section 3.5 of this Agreement;

"Standby Guarantee" has the meaning given in Section 3.1 of this Agreement;

"Standby Guarantor" has the meaning given on the cover page of this Agreement;

"Standby Shares" means the Rights Shares which remain unsubscribed for by holders of Rights on the Rights Expiry Date, to a maximum of 100% of all Rights Shares issuable under the Rights Offering; and

"Subscription Price" has the meaning given in Section 2.1.

1.2              Headings, etc.

The division of this Agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms "this agreement", "hereunder" and similar expressions refer to this Agreement as a whole and not to any particular article, section, paragraph, clause or other portion of this Agreement and include any agreement or instrument supplemental or ancillary to this Agreement. Unless something in the subject matter or context is inconsistent therewith, references in this Agreement to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this Agreement.

1.3              Plurality and Gender

Words importing the singular number only will include the plural and vice versa, words importing any gender will include all genders.

1.4              Currency

Unless otherwise specifically stated, all references to dollars and cents in this Agreement are to the lawful currency of Canada.

1.5              Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereby unconditionally and irrevocably submits to the nonexclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising out of this Agreement.

1.6              Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions of this Agreement will continue in full force and effect. The parties to this Agreement agree to negotiate in good faith a substitute provision which will be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7              Statutes

Any reference to a statute, act or law will include and will be deemed to be a reference to such statute, act or law and to the regulations, instruments and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute, act or law that may be passed which has the effect of supplementing or superseding such statute, act or law so referred to.

Article 2
CONDUCT OF THE RIGHTS OFFERING

2.1              Terms of Rights Offering

Pursuant to the Rights Offering, the Company will distribute, on a pro rata basis at no charge, Rights to each Shareholder resident in the Qualifying Jurisdictions as of the Record Date on the basis of one Right for each Common Share held. Each such Right will be transferable. 5.69 Rights will entitle the holder to purchase, at the election of such holder, one Rights Share (the "Basic Subscription Privilege") at a price per Rights Share equal to $4.00 (the "Subscription Price"). The Rights Offering will remain open for at least 21 calendar days following the date on which the Rights Offering Circular is sent to Shareholders. The Rights will expire at 5:00 p.m. (Toronto time) on the day following such 21st day (the "Rights Expiry Date").

2.2              Additional Subscription Privilege

Pursuant to Securities Laws, each holder of Rights who exercises its full Basic Subscription Privilege will be entitled, on a pro rata basis (based on the number of Rights which it exercised under the Basic Subscription Privilege as a proportion of all Rights exercised under the Basic Subscription Privilege), to subscribe for additional Rights Shares at the Subscription Price, to the extent that other holders of Rights do not exercise all of their Rights under the Basic Subscription Privilege (the "Additional Subscription Privilege").

2.3              Closing

The completion of the purchase of Rights Shares pursuant to the Basic Subscription Privilege and the Additional Subscription Privilege by each Rights holder will occur at the time, and in the manner set forth in the Rights Offering Circular, and any conflict between this Agreement and the Rights Offering Circular will be resolved in favour of the Rights Offering Circular.

Article 3
STANDBY GUARANTEE

3.1              Standby Guarantee

On the Closing Date, the Standby Guarantor will purchase 100% of the Rights Shares, issuable under the Rights Offering, which remain unsubscribed for by holders of Rights (the "Standby Guarantee").

3.2              Payment for Standby Shares

Subject to and in accordance with the terms of this Agreement, on the Closing Date, the Standby Guarantor will pay in immediately available funds by wire transfer to an account designated by the Company, or by certified cheque payable to the Company or its counsel, the aggregate Subscription Price that is payable for the Standby Shares to be purchased by the Standby Guarantor hereunder, and the Company will issue the Standby Shares to the Standby Guarantor and deliver the certificate(s) representing such Standby Shares as soon as practicable thereafter.

3.3              Evidence of Financial Ability

The Standby Guarantor will provide to the Company such evidence as may be required by the applicable Regulatory Authorities that the Standby Guarantor has the financial ability to carry out the "stand-by commitment" (as defined under NI 45-101) constituted by this Agreement, as required under Part 6 of NI 45-101.

3.4              Restrictions on Sale

The Standby Guarantor agrees to sell the Standby Shares and any Compensation Shares only in accordance with all applicable Securities Laws, and not to sell or distribute, directly or indirectly, the Standby Shares or the Compensation Shares in such a manner as to:

(a)	require registration by the Company of the Standby Shares or the Compensation Shares or the filing by the Company of a prospectus or any similar document in any jurisdiction; or

(b)	result in the Company becoming subject to reporting or disclosure obligations to which it is not subject as at the date of this Agreement.

3.5              Standby Fee

As compensation for performing its obligations under this Agreement, the Company has agreed to pay to the Standby Guarantor a fee (the "Stand-By Fee") equal to 3.0% of the aggregate Subscription Price to be paid for the Rights Shares to be issued pursuant to the Rights Offering, which Stand-By Fee may be paid by the Company to the Standby Guarantor in cash or, if agreed to by the Company and the Standby Guarantor prior to the Closing, in Common Shares. For greater certainty, the number of Common Shares to be issued by the Company under this Section 3.5 in satisfaction of any portion of the

Stand-By Fee chosen by the Company to be paid in Common Shares ("Consideration Shares") shall be calculated based on a price equal to the Subscription Price.

Article 4
COVENANTS OF THE COMPANY

Subject to and in accordance with the terms of this Agreement, the Company agrees with the Standby Guarantor that:

(a)	Rights Offering Circular and Qualification. The Company will prepare and file the Rights Offering Circular with the Regulatory Authorities, and take all other steps and proceedings that may be necessary in order to qualify the distribution of the Rights, the Rights Shares and the Standby Shares in the Filing Jurisdictions.

(b)	Receipts. The Company will use commercially reasonable efforts to obtain a notice of acceptance (or analogous decision document) as soon as possible following the filing of the Rights Offering Circular with the Commissions.

(c)	Supplementary Material. If required by Securities Laws, the Company will prepare any Circular Amendment required to be filed by it under the Securities Laws. The Company will also promptly, and in any event within any applicable time limitation, comply with all applicable filing and other requirements under the Securities Laws as a result of any Material Adverse Change.

(d)	Consents and Approvals. The Company will use commercially reasonable efforts to obtain all necessary consents, approvals or exemptions in the Filing Jurisdictions for the creation, offering and issuance of the Securities and any Compensation Shares, and the entering into and performance by it of this Agreement.

(e)	Cease Trade Order or Other Investigation. From the date of this Agreement to the earlier of: (i) the Closing Date; and (ii) the termination of this Agreement, the Company will immediately notify the Standby Guarantor in writing of any written demand, request or inquiry (formal or informal) by any Commission, the Exchange or other Governmental Entity that concerns any matter relating to the Company's affairs that may affect the Rights Offering or the transactions contemplated in this Agreement, or that relates to the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any of the Company's securities. Any notice delivered to the Standby Guarantor as aforesaid will contain reasonable details of the demand, request, inquiry, order or ruling in question.

(f)	Exchange Acceptance. The Company will use commercially reasonable effects to obtain conditional acceptance by the Exchange of the issuance of the Rights, the Rights Shares, the Standby Shares and the Compensation Shares, subject to receipt of customary final documentation.

(g)	Securities Laws. The Company will take all action as may be necessary and appropriate so that the Rights Offering and the transactions contemplated in this Agreement will be effected in accordance with Securities Laws.

(h)	Obtaining of Report. The Company will cause Computershare Investor Services Inc. to deliver to the Company, as soon as is practicable following the Rights Expiry Time, details concerning the total number of Rights Shares duly subscribed and paid for by holders of Rights under the Rights Offering, including (without limitation) those subscribed and paid for pursuant to the Additional Subscription Privilege.

(i)	Mailing of Materials. The Company will use commercially reasonable efforts to effect and complete the mailing of commercial copies of the Rights Offering Circular to each of the Shareholders in the Qualifying Jurisdictions as soon as possible following the Record Date.

(j)	Exercise of the Rights. The Company will use such commercially reasonable efforts as the Standby Guarantor may reasonably request to enforce payment in respect of, or to otherwise ensure the valid exercise of, all Rights purported to be exercised either under the Basic Subscription Privilege or the Additional Subscription Privilege.

Article 5
MATERIAL CHANGES

5.1              Material Changes during Distribution

(a)	During the period from the date of this Agreement to the Closing Date, the Company will promptly notify the Standby Guarantor in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and its subsidiaries taken as a whole.

(b)	During the period from the date of this Agreement to the Closing Date, the Company will promptly notify the Standby Guarantor in writing of:

(i)	any material fact that has arisen or been discovered and that would be required to be disclosed in the Rights Offering Circular if filed on such date; and

(ii)	any change in any material fact contained in the Rights Offering Circular, including (without limitation) all documents incorporated by reference, which fact or change is, or may be, of such a nature as to result in a Misrepresentation in the Rights Offering Circular or that would result in the Rights Offering Circular not complying with applicable Securities Laws.

(c)	The Company will promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Standby Guarantor, acting reasonably, with all applicable filings and other requirements under the Securities Laws as a result of such fact or change.

5.2              Change in Securities Laws

If, prior to the Rights Expiry Date, there is any change in the Securities Laws that, in the opinion of the Standby Guarantor, acting reasonably, requires the filing of a Circular Amendment, the Company will, to the satisfaction of the Standby Guarantor, acting reasonably, promptly prepare and file such Circular Amendment with the Regulatory Authorities.

5.3              Change in Closing Date

If a material change occurs after the date of filing of the Rights Offering Circular with the Regulatory Authorities and prior to the Closing Date, then, subject to Article 8, the Closing Date will be, unless the Company and the Standby Guarantor otherwise agree in writing, the later of the previously scheduled Closing Date and the sixth Business Day following the date on which all applicable filings or other requirements of the Securities Laws with respect to such material change have been complied with in all Qualifying Jurisdictions and any appropriate documents obtained for such filings and notice of such filings from the Company or the Company's counsel have been received by the Standby Guarantor.

Article 6
WARRANTIES AND REPRESENTATIONS OF THE COMPANY

6.1              Representations

The Company warrants and represents to the Standby Guarantor that:

(a)	it and its subsidiaries have been duly incorporated and organized and are validly existing and in good standing under the Laws of their respective corporate jurisdictions;

(b)	it has all requisite corporate power to enter into and perform this Agreement;

(c)	the Standby Shares and the Compensation Shares will at the time of issuance be duly and validly issued as fully paid and non-assessable;

(d)	no order ceasing or suspending the trading of the Common Shares has been issued to or is outstanding against the Company;

(e)	the execution, delivery and performance by the Company of this Agreement:

(i)	has been duly authorized by all necessary corporate action on its part;

(ii)	does not and will not, with the giving of notice, the lapse of time or the happening of any other event or condition, violate its articles or result in a breach of, a violation of, or constitute a default under, or conflict with, any provision of any material indenture, mortgage, agreement, contract or other material instrument by which it is bound; and

(iii)	does not and will not result in the violation of any applicable Laws; and

(f)	this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

6.2              Survival

All representations and warranties of the Company contained in this Agreement will survive the completion of the purchase of Standby Shares by the Standby Guarantor and will continue in full force and effect for a period of two years despite any investigation, inquiry or other steps which may be taken by or on behalf of the Standby Guarantor.

Article 7
REPRESENTATIONS, WARRANTIES AND COVENANTS OF STANDBY GUARANTOR

7.1              Representations

The Standby Guarantor represents and warrants to the Company that:

(a)	it is an "accredited investor" as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(b)	the execution, delivery and performance by the Standby Guarantor of this Agreement:

(i)	does not and will not, with the giving of notice, the lapse of time or the happening of any other event or condition, result in a breach or a violation of, or conflict with, any of the terms or provisions of any agreements or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(ii)	will not result in the violation of any applicable Laws;

(c)	this Agreement has been duly executed and delivered by the Standby Guarantor and constitutes a legal, valid and binding obligation of the Standby Guarantor, enforceable against it in accordance with its terms;

(d)	it has, and on the Closing Date will have (regardless of the number of Rights that are exercised by the holders of Rights prior to the Rights Expiry Time), the financial ability and sufficient funds to make and complete the payment for the Standby Shares that it has committed to purchase pursuant to the Standby Guarantee, and the availability of such funds is not and will not be subject to the consent, approval or authorization of any other Person. The Standby Guarantor acknowledges and covenants that it will, in connection with Section 6.1 of NI 45-101, deliver to the Company satisfactory evidence of the foregoing for delivery to the Commissions at or prior to the time of filing of the Rights Offering Circular with the Commissions;

(e)	it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Standby Shares and is able to bear the economic risks of such investment; and

(f)	if required under applicable Laws or Securities Laws or under the rules and policies of the Exchange, the Standby Guarantor will execute, deliver and file and otherwise assist the Company in filing such required reports and such other required documents with respect to the issue of the Rights, the Rights Shares, the Standby Shares and any Compensation Shares, provided that the Company acknowledges and agrees that it has not engaged the Standby Guarantor to act as underwriter (as defined under applicable Securities Laws) and the Standby Guarantor will not be required to sign a certificate in the Rights Offering Circular in that capacity or any other capacity.

7.2              Survival

All representations and warranties of the Standby Guarantor contained in this Agreement or contained in any document delivered pursuant to this Agreement or in connection with the Rights Offering contemplated in this Agreement will survive the completion of the purchase of Securities by the Standby Guarantor and will continue in full force and effect for a period of two years despite any investigation, inquiry or other steps which may be taken by or on the Company's behalf.

Article 8
CLOSING AND CONDITIONS

8.1              Closing

The closing of the purchase by the Standby Guarantor and sale by the Company of the Standby Shares to be purchased by the Standby Guarantor hereunder (the "Closing") will be completed at the office of Bennett Jones LLP at 9:00 a.m. (Toronto time) (the "Closing Time") on the Closing Date or at such other time and/or on such other date and/or at such other place as the Company and the Standby Guarantor may agree upon in writing. On such date, and upon payment being made by the Standby Guarantor for the Standby Shares in accordance with Section 3.2, the Company will issue, and thereafter deliver as soon as practicable, to the Standby Guarantor certificates representing the Standby Shares (and any Compensation Shares), registered in the name of the Standby Guarantor or one or more designees of the Standby Guarantor, as applicable.

8.2              Payment of Standby Fee

The Company will, at the Closing Time, and upon such payment being made by the Standby Guarantor for the Standby Shares, pay the Standby Fee to the Standby Guarantor in accordance with the Standby Guarantee.

8.3              Standby Guarantor Conditions

The obligation of the Standby Guarantor to complete the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a)	there will not be any claims, litigation, investigations or proceedings in progress or, to the knowledge of the Company, pending, commenced or threatened in respect of the Rights Offering that, should they succeed, would result in a Material Adverse Change;

(b)	the Company will have made all necessary filings with the Regulatory Authorities in connection with the Rights Offering;

(c)	the Exchange will have conditionally accepted the issuance of the Rights, the Rights Shares, the Standby Shares and the Compensation Shares, subject to receipt of customary final documentation;

(d)	the representations and warranties of the Company will be true and accurate as of the Closing Time as if made on and as of such time;

(e)	the terms of the Rights Offering will not have been changed; and

(f)	the completion of the Rights Offering in accordance with the Rights Offering Circular.

8.4              Performance by the Company

The Company agrees that the conditions contained in Section 8.3 will be complied with so far as such conditions relate to acts to be performed or to be caused to be performed by the Company and that it will use its commercially reasonable efforts to cause such conditions to be complied with.

8.5              Company Conditions

Provided that the Company has used commercially reasonable efforts to comply with (or cause to be complied with) such conditions, the Company's obligation to complete the transactions set out in this Agreement is subject to the following conditions being satisfied in full:

(a)	there will be no inquiry, investigation (whether formal or informal) or other proceeding commenced in relation to the Company or any of its subsidiaries or in relation to any of the Company's directors and officers, any of which suspends or ceases trading in the Rights or Rights Shares or operates to prevent or restrict the lawful distribution of the Securities or the Compensation Shares; and

(b)	there will be no order issued by a Governmental Entity and no change of Law, either of which suspends or ceases trading in the Rights or Rights Shares or operates to prevent or restrict the lawful distribution of the Securities or the Compensation Shares.

Article 9
TERMINATION

9.1              Termination by the Company

The Company will be entitled, at any time and in its sole discretion, to elect to terminate this Agreement by giving written notice of such election to the Standby Guarantor, if the Rights Offering is otherwise terminated or cancelled or the Closing (as contemplated in Article 8) has not occurred on or before April 15, 2015, provided however that the Company will be entitled to make such election to terminate only if the Company has used commercially reasonable efforts to comply with its obligations under this Agreement.

9.2              Termination by the Standby Guarantor

The Standby Guarantor will be entitled, by giving written notice to the Company at any time prior to the Rights Expiry Time, to terminate and cancel, without any liability on his part, its obligations under this Agreement, if,

(a)	any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a Governmental Entity pursuant to applicable Laws in relation to the Company or any of its subsidiaries or in relation to any of the Company's directors and officers, any of which suspends or ceases trading in any of the Securities or operates to prevent or restrict the lawful distribution any of the Securities;

(b)	if any order is issued by a Governmental Entity, or if there is any change of Law, either of which suspends or ceases trading in any of the Securities or operates to prevent or restrict the lawful distribution of any of the Securities;

(c)	any Material Adverse Change occurs at any time following the execution of this Agreement by the Standby Guarantor;

(d)	the Company fails to obtain any necessary approvals concerning the Securities from the Exchange or the Commissions;

(e)	the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than five Business Days for any reason by the Exchange at any time prior to the closing of the Rights Offering;

(f)	the conditions set forth in Section 8.3 have not been fulfilled on or before the Closing Date; or

(g)	if the Rights Offering is otherwise terminated or cancelled or the Closing (as contemplated in Article 8) has not occurred on or before April 15, 2015.

Despite any other provision of this Agreement, if the Company or the Standby Guarantor validly terminates this Agreement in accordance with this Article 9 the obligations of both the Company and the Standby Guarantor under this Agreement will terminate, and there will be no further liability on the part of the Standby Guarantor to the Company or on the Company's part to the Standby Guarantor hereunder.

Article 10
NOTICE

Any notice under this Agreement will be given in writing and must be delivered, sent by facsimile or mailed by prepaid post and addressed to the party to which notice is to be given at the following address, or at another address designated by such party in writing:

(a)	if to the Company:

Mountain Province Diamonds Inc.
161 Bay Street, Suite 2315
P.O. Box 216
Toronto, Ontario M5J 2S1

Attention: Patrick Evans, President & CEO
Facsimile: (416) 603-8565

(b)	if to the Standby Guarantor:

Dermot Desmond
IIU
IFSC House
Custom House Quay
Dublin 1
Ireland

Attention: Gina Markey
Facsimile: +353 1 6054455

If notice is sent by facsimile or is delivered, it will be deemed to have been given at the time of transmission or delivery. If notice is mailed, it will be deemed to have been received three business days following the date of mailing of the notice. If there is an interruption in normal mail service due to strike, labour unrest or other cause at or prior to the time a notice is mailed the notice will be sent by facsimile or will be delivered.

Article 11
GENERAL

11.1          Further Assurances

From time to time after the date of this Agreement, the parties to this Agreement will execute, acknowledge and deliver to the other parties such other instruments, documents and certificates and will take such other actions as the other parties may reasonably request in order to consummate the transactions contemplated by this Agreement.

11.2          Assignment

This Agreement may not be assigned by any party to this Agreement, by operation of law or otherwise, without the prior written consent of the other party to this Agreement.

11.3          Enurement

This Agreement will enure to the benefit of and be binding upon the parties to this Agreement and their respective heirs, executors, successors and permitted assigns.

11.4          Waiver

Failure by any party to this Agreement to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained in this Agreement will not be construed as a waiver or relinquishment of such covenant or right. No waiver by either party to this Agreement of any such covenant or right will be deemed to have been made unless expressed in writing and signed by the waiving party.

11.5          Amendments

No term or provision of this Agreement may be amended, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the amendment, discharge or termination is sought.

11.6          Counterparts and Facsimile

This Agreement may be executed in several counterparts and by facsimile, each of which when so executed will be deemed to be an original and such counterparts and facsimiles together will constitute one and the same instrument and despite their date of execution they will be deemed to be dated as of the date of this Agreement. This Agreement will be deemed to have been entered into and to have become effective at the location at which the Standby Guarantor will have signed an original, counterpart or facsimile version thereof, without regard to the place at which the Company will have signed this Agreement.

11.7          Time

Time is of the essence of this Agreement.

11.8          Entire Agreement

This Agreement and any other agreements and other documents referred to in this Agreement and delivered in connection with this Agreement, constitutes the entire agreement between the parties to this Agreement pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter of this Agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

For the Company:

MOUNTAIN PROVINCE DIAMONDS INC.

Per:	"Patrick Evans"
Authorized Signatory

For the Standby Guarantor:

[redacted]	"Dermot Desmond"
Witness Signature	Dermot Desmond
[redacted]
Witness Name